UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 1

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

TRANSATLANTIC HOLDINGS, INC.

(Name of Subject Company (Issuer))

VALIDUS HOLDINGS, LTD.

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

893521104

(CUSIP Number of Class of Securities)

Robert F. Kuzloski, Esq.

Executive Vice President & Chief Corporate Legal Officer

Validus Holdings, Ltd.

29 Richmond Road, Pembroke, HM 08 Bermuda

(441) 278-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stephen F. Arcano, Esq.

Todd E. Freed, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Telephone: (212) 735-3000

CALCULATION OF FILING FEE
Transaction Valuation*: $	3,348,740,666.33	Amount of Filing Fee**: $	388,788.79

*      Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 64,791,345 shares of Transatlantic common stock outstanding as of July 5, 2011 and potentially issuable pursuant to Transatlantic options and stock-based awards (as reported in the Form S-4 filed by Allied World Assurance Company Holdings, AG, on July 7, 2011), and (ii) the average of the high and low sales prices of shares of Transatlantic common stock as reported on the New York Stock Exchange on July 21, 2011  ($51.69).

** The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, equals 0.00011610 multiplied by the proposed maximum offering price.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $ 388,788.79		Form or registration no.: Form S-4
Filing Party: Validus Holdings, Ltd.		Date Filed: July 25, 2011

☐			Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:			☐

This Amendment No. 1 (this “Amendment”)  to  Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 25, 2011 (the “Schedule TO”) by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”) relating to the third-party tender offer by Validus to exchange all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Company Common Shares”), of Transatlantic Holdings, Inc., a Delaware corporation (the “Company”) for (x) 1.5564 shares of Validus voting common shares, par value $0.175 per share (the “Validus Common Shares”), and (y) $8.00 in cash for each Company Common Share (less applicable withholding taxes and without interest), upon the terms and conditions set forth in (1) the Prospectus/Offer to Exchange, dated July 25, 2011 (the “Offer to Exchange”), and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

ITEMS 1 THROUGH 9, AND ITEM 11.

All information contained in the Offer to Exchange and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is expressly incorporated herein by reference with respect to Items 1-9 and 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(C)  Statement by Validus with respect to the presentation filed by Allied World Assurance Company Holdings, AG with the U.S. Securities and Exchange Commission on July 25, 2011 (incorporated by reference to Validus’ filing pursuant to Rule 425 on July 26, 2011).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Schedule TO is true, complete and correct.

VALIDUS HOLDINGS, LTD.

	By:	/s/ Joseph E. (Jeff) Consolino
Name: Joseph E. (Jeff) Consolino
Title: Chief Financial Officer and President

Date: July 26, 2011

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EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
(a)(1)(A)	Offer to Exchange*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(5)(A)	Form of Summary Advertisement**
(a)(5)(B)	Press Release, dated July 25, 2011, titled “Validus Commences Exchange Offer to Acquire Transatlantic Stock” (incorporated by reference to Validus’ filing pursuant to Rule 425 on July 25, 2011)
(a)(5)(C)

Statement by Validus with respect to the presentation filed by Allied World Assurance Company Holdings, AG with the U.S. Securities and Exchange Commission on July 25, 2011 (incorporated by reference to Validus’ filing pursuant to Rule 425 on July 26, 2011)

(b)	Commitment Letter, dated July 24, 2011 from J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A.**
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

* Incorporated by Reference to the Validus Registration Statement on Form S-4 filed on July 25, 2011.

**   Previously filed with Schedule TO on July 25, 2011.

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